FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC ANNUAL GENERAL MEETING

The following is a statement given by Sir John Bond, Group Chairman, HSBC Holdings plc, at the Annual General Meeting held at the Barbican Hall, London, on Friday, 30 May 2003.

2002 was a year when HSBC achieved a solid set of results despite difficult conditions in many of the world's economies.

On a cash basis, attributable profit increased 22.5 per cent, to US$7.1 billion. I would single out our operations in Hong Kong for their resilient performance, notwithstanding the difficult deflationary environment there. Also, having set aside significant provisions in 2001 in response to the crisis in Argentina, we were not obliged to do so again.

We maintained our capital strength and we also took steps to lay down the foundations for future growth.

Recognising the resilience of HSBC, your board approved a total dividend of 53 US cents, an increase of 10.4 per cent over 2001. For the first time in our history our total dividend was more than US$5 billion.

And because we understand the increasing importance of dividend flows to you, the board has determined to move to a programme of quarterly dividends, starting in January 2004. We will be writing to you about this later in the year.

At the end of 2002 we had completed the fourth year of our five-year strategic plan. When we announced the plan in 1998 we set two targets. The first was to double, in five years, total shareholder returns - TSR - measured by share price with gross dividends re-invested.

We also set a target to beat the TSR of an index of our peer group of financial institutions.

As of the end of last month, our TSR was 160, starting from a base of 100. The TSR for our peer group was 102.6. Over the same time, the FTSE-100 TSR declined to 75.

If you watch HSBC's share price everyday, as I do, you will know its value at the beginning of our strategic plan was £5.18. The value yesterday was £7.27, an increase of 40.3 per cent. During this period the FTSE-100 index has declined 30.6 per cent. Our cash earnings per share have grown at a compound rate of 9 per cent and our dividend by 15 per cent.

We are pleased with HSBC's progress during the life of the plan, although we are always striving to do better. While the fall in share price from its peak as a result of the challenging macro-economic climate is disappointing, we have outperformed our peers and the major indices.

The 2002 dividend was 72 per cent higher than the 1998 dividend. And during the four years of the strategic plan, we have taken steps to lay down future income streams for HSBC, not least during 2002. When we started the plan, we had 25 million customers; today that figure is over 90 million. We are very conscious that our customers are our main source of success and that in the service business you can never do better than your customers.

HSBC is a company for the long-term investor. In plotting our course we take full account of long-term trends.

We see two major forces impacting on consumer spending around the world.

In developed markets, we see demographic changes, in particular ageing of the population, shaping and changing the demand for financial services, with increasing emphasis on wealth management, including insurance products and savings products, in the form of investments and pensions.

In developing markets, like China, India, Brazil and Mexico, we see a growing demand for all kinds of financial services as these markets grow their per capita income and new consumer markets emerge. This demand includes all forms of consumer finance.

HSBC is differentiated from most of its competitors by its strong presence in both the developing and the developed world.

We see consumer spending as the engine that typically drives economic growth. In the US, for example, which accounts for one third of the world economy, consumer spending is some 70 per cent of GDP.

These trends were behind our thinking when, in November 2002, we announced the agreed acquisition of Household International which, with your approval, we duly completed in March. Household brings us over 50 million customers across the United States, Canada and the UK.

It also brings us state-of-the-art expertise in consumer finance, providing a business model that we can export to other markets, and a talented management team led by Bill Aldinger who I am pleased to introduce to you today.

We have begun the process of integrating Household and putting in place our new management structure in the US led by Bill. We are also delighted that the acquisition of Household has increased our shareholder base with many American investors.

In Mexico, we completed the acquisition of Grupo Financiero Bital in 2002. Bital's results for the first quarter of this year were strong and ahead of expectations, with improvements in all major indicators. Integration into HSBC is going well.

The way we see future demand also informed the logic of taking a 10 per cent stake in the Ping An Insurance Company of China in 2002. Ping An is China's second-largest life insurer with 27 million customers. We believe China to be well on its way to becoming a major economic force in the world. We have invested US$663 million in strategic alliances in the last two years with this in mind.

Those of you who attend this meeting every year, will know that every year I thank my talented colleagues for their contribution to HSBC. I do so, not because it is expected of a chairman, but because I spend a lot of time with my colleagues around the world and so I am in a very privileged position to see their dedication and hard work.

I would particularly like to thank those who worked with such constancy of purpose in some of the more troubled parts of the world, including the Middle East.

Also, it is with great sadness that I must record the death of Eva Hui Lai Shuen, a colleague in Hong Kong, who tragically became a victim of SARS last month. Our thoughts are with her family.

Moving on to your board, there have been some new appointments since last year's meeting. Stuart Newton, Carole Taylor, Sir Brian Williamson and Bill Aldinger will therefore offer themselves for re-election today.

I also want to mention one other director and colleague. That is your Group Chief Executive, Keith Whitson, who retires today. Keith has devoted his entire working life to HSBC. He has been an outstanding colleague with exceptional abilities and has made an immense contribution to our success. He has also served the banking industry as a whole with great distinction, something which was recognised last June when Keith was honoured with a knighthood.

Keith's successor as Group Chief Executive is Stephen Green and he will be supported by Alan Jebson as Group Chief Operating Officer. Stephen is extremely well qualified for his new appointment and I know that he will be a highly effective Group Chief Executive. Similarly, Alan's talents have been apparent to us for many years. His appointment as Chief Operating Officer reflects the continuing evolution of HSBC and the importance we attach to operational efficiency in serving our customers around the world.

The composition and performance of boards is receiving considerable attention, and rightly so. HSBC attaches the greatest importance to maintaining the highest standards of corporate governance, and to complying with the letter, and the spirit, of regulations and codes around the world.

Perhaps this is the right occasion for me to review with you the composition of your board and the skills the directors bring to bear for HSBC.

Your board comprises nine executive directors and 13 non-executive directors. There are seven nationalities represented on the board. And, in my view, the blend of knowledge and experience that our directors bring to HSBC puts it among the best boards, anywhere.

Your directors bring experience of different geographies, different industries and different aspects of commerce, which is very important to a financial services institution with clients in almost every area of business.

For example, we have directors with specific knowledge of manufacturing and services; and of marketing, institutional investment, the media, the City and derivatives.

We have directors with experience of industries undergoing restructuring, which our industry will undoubtedly share.

The nomination committee is chaired by Baroness Dunn and made up of non-executive directors. We use a combination of search firms and directors' contacts to identify new directors of the highest calibre and to cover skills gaps.

Your board's meetings are conducted with completely open discussion on all subjects. Non-executive directors have open access to information and resources throughout the HSBC Group. We introduce them to our colleagues who serve on our counters around the world, and to our customers.

HSBC's management style is collegiate and many of us have worked together for decades. We have been imbued with HSBC's character, which over time has proved to be one of, if not our greatest, competitive advantages. A great strength of our board is the non-executives' ability to bring an external perspective to our work.

We welcome the Higgs Review and we share its goal of better corporate governance. However, while we await the final recommendations to be incorporated into the Combined Code, there are two items in the current proposal in particular where we would choose the explain option, under the comply or explain principle.

First, Higgs proposes a normal limit of two three-year terms for non-executive directors. We believe that, in an organisation as large and complex as HSBC, a director's contribution is likely to become even more valuable over time; and we therefore believe in the benefits of directors, subject to performance, serving several three-year terms. I am happy to note that Higgs also recognised that there may be exceptions to the norm.

Second, Higgs recommends that chairmen should be independent upon appointment, which essentially precludes executives from the role. With the demands of running a business like HSBC it is, in our view, perfectly reasonable to have a full time executive chairman and a full time Group Chief Executive who can cover for each other during absences or when travelling abroad. Since between us, the Group Chief Executive and I spend over 150 days a year overseas, you can appreciate the value of this.

It also follows that the expertise gained makes it perfectly reasonable, in our view, that a chief executive may go on to become chairman, providing that we continue to produce executives of sufficient calibre. We await the final proposals with interest. We would prefer to comply but, if necessary, we will explain.

Turning to a different facet of HSBC's conduct, I spent some time at this meeting last year discussing our work in the community. I propose to give you a briefer report this year. Our total donation to charity in 2002 was US$34.5 million. Our principal areas of support remain education and the environment.

For example, to mark the official opening of our new headquarters building last month, which was performed by five HSBC scholars, we made a donation of half a million pounds over five years to the Outward Bound Trust to send 150 local children each year on Outward Bound residential courses.

I would also like to thank Mr Bass, the shareholder who asked us at last year's AGM about the disposal of surplus furniture resulting from our move to Canary Wharf. This encouraged us to find a constructive way of disposing of our office furniture through the charity Green-Works, who will make it available to community organisations, schools, charities and business start-ups.

For those of you who would like to know more about HSBC's commitment to our communities, we have a new HSBC in Society website at www.hsbc.com/society, which gives information on all aspects of our work and the projects we support.

Let me turn now to events of 2003.

The outbreak of SARS has been a major concern in the last three months. The human cost of this disease is deeply saddening although, thankfully, it appears that SARS may not be quite as virulent as first feared. Commendable efforts by the authorities and the medical profession in most affected countries are beginning to prove effective.

The vigorous and highly creditable management of the situation by my colleagues in Hong Kong meant that we took all reasonable steps to protect staff and customers. And we have also played our part in helping the wider community, making substantial donations in areas of need.

It is too soon to calculate with any precision the effects on our own business. However, inevitably there will be economic costs. Some industries like entertainment, hotels, travel and leisure have been particularly affected. We are doing our best for our customers in these sectors.

Against the continuing uncertain economic backdrop, which was accentuated by the war in Iraq, the benefits derived from the breadth and capital generating strength of HSBC's core domestic franchises have continued to support sound operating performance in the first four months of 2003.

A sustained low interest rate environment has enabled continued growth in mortgage banking and personal lending. Lending opportunities within the corporate sector however remained subdued, reflecting lower investment activity as excess capacity is restructured and debt levels reduced. Debt management in the corporate sector has, however, led to strong revenue growth in debt capital markets activities and in related derivative products. Dealing profits have also been encouraging although fee and commission revenues derived from equity-related products remained weak.

In this economic environment we have continued to focus on cost control. Our credit quality has showed some modest signs of deterioration, reflecting the economic slowdown, with some increases in provisioning against corporate lending in Hong Kong and in Europe.

New acquisitions are contributing in line with or better than expectations. Our first month contribution from Household matched our predictions.

The Group is in a good financial position; liquidity and capital ratios remain strong.

Looking further ahead, we continue to see the world economy characterised by weak growth, excess capacity and subdued revenues for corporates. Manufacturing in Europe and the US will remain affected as jobs continue to move to other, more competitive, locations. This trend will also extend to jobs in the service sector.

While this offers the potential for companies to explore comparative advantage, it also raises the possibility that it will lead to increased friction with, as a worst case, trade disputes and trade barriers becoming a more common part of the international scene. The over-riding rationale for globalisation in developing economies is the provision of capital and skills that help raise standards of living for hundreds of millions of people in those economies. We must be vigilant that the very real progress made in recent years is not rolled back.

Notwithstanding these challenges, HSBC is in excellent shape. We have the geographic spread, the financial strength, the product range and, above all, the people. We will continue to work hard for you, our owners.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 30, 2003